DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

05010644

August 11, 2005

file number: 50277-00001

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 19 2005 WASH. D.C. 199 SECTION

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY LLP

Per: *Donna L Ornstein*

Donna L. Ornstein
Legal Assistant

DLO/jss

Exemption No. 82-1209

August 11, 2005

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

	Document Name or Information	Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements for the 6 month period ended May 31, 2005, MD&A and Certificate of CEO & CFO
(e)	News Releases	July 22, 2005 July 26, 2005 July 28, 2005 August 5, 2005
(f)	Form 51-102F3, Material Change Report	July 22, 2005
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2005

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2005.

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	May 31, 2005	May 31, 2004
Administration costs		
Amortization	$ 665	$ 831
Consulting fees	23,050	20,314
Corporate relations	4,173	4,467
Interest expense	-	253
Legal and audit	20,983	10,885
Licences, taxes, insurance and fees	6,130	15,884
Office services and expenses	32,080	37,366
Shareholders' meetings and reports	22,901	18,768
Stock based compensation	12,642	270,300
Travel	13,285	18,823
Operating loss	(135,909)	(397,891)
Other income (loss)		
Interest income	6,415	784
Foreign exchange adjustments	274	(1,314)
Part XII.6 Tax expense	(18)	-
General exploration costs	(43,988)	(37,789)
	(37,317)	(38,319)
Loss for the period	(173,226)	(436,210)
Deficit, beginning of period	(12,372,667)	(11,260,305)
Deficit, end of period	$ (12,545,893)	$ (11,696,515)
Net loss per share	$ (0.002)	$ (0.007)
Weighted average number of common shares outstanding	78,990,279	66,810,854

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows For the three months ended (Unaudited)	May 31, 2005	May 31, 2004
Cash flows from (used in) operating activities		
Loss for the period	$ (173,226)	$ (436,210)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	6,577	8,422
- stock based compensation	12,642	270,300
	(154,007)	(157,488)
Change in non-cash working capital items:		
- sundry receivable	(108,786)	(68,442)
- prepaid expenses	(1,403)	(517)
- accounts payable and accrued liabilities	159,718	359,745
	(104,478)	133,298
Cash flows from (used in) financing activities		
Shares issued for cash	2,230,000	263,500
Share issuance cost	(85,150)	-
Principal reduction of mortgage loan	(3,386)	(3,039)
	2,141,464	260,461
Cash flows from (used in) investing activities		
Mineral property costs	(316)	(93,518)
Deferred exploration costs	(487,861)	(1,133,478)
Purchase of capital assets	(3,918)	(4,799)
	(492,095)	(1,231,795)
Increase (decrease) in cash and cash equivalents	1,544,891	(838,036)
Cash and cash equivalents, beginning of period	672,787	2,325,708
Cash and cash equivalents, end of period	$ 2,217,678	$ 1,487,672
Supplementary cash flow information		
Cash paid for interest charges	$ 446	$ 1,151

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
May 31, 2005

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2004.

1. Mineral Properties and Deferred Exploration Costs

		[-----December 1, 2004 to May 31, 2005------]			
	Balance November 30, 2004	property cost additions	exploration cost additions	written off	Balance May 31, 2005
Doyle Lake	$ 943,269	$ 316	$ 135,184	$ -	$ 1,078,769
Fishback Lake	743,943	-	224,818	-	968,761
CH	5,646,033	-	380,658	-	6,026,691
Happy Creek	917,915	-	1,393	-	919,308
McConnell Creek	1,428,007	-	7,505	-	1,435,512
	$ 9,679,167	$ 316	$ 749,558	$ -	$ 10,429,041

	Balance November 30, 2004	Dec 1/C Additions	May31/ written off	Balance May 31, 2005
Mineral property costs	$ 536,421	$ 316	$ -	$ 536,737
Deferred exploration costs	9,142,746	749,558	-	9,892,304
	$ 9,679,167	$ 749,874	$ -	$ 10,429,041

Exploration costs incurred during the six months ended:

	May 31, 2005	May 31, 2004
Charter Aircraft	$ 130,668	$ 309,188
Drilling, trenching, sampling	167,743	164,433
Licences and recording fees	38,303	1,463
Project supplies	99,072	64,901
Salaries and wages	34,937	59,266
Survey	76,465	466,520
Technical and professional services	161,018	149,048
Transportation	41,352	95,927
	$ 749,558	$ 1,310,746

New Property Acquisition, Doyle Project Area

Subsequent to May 31,2005, the Company acquired 21 mining leases (51,109 acres) in the Northwest Territories from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5%. The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. The first lease rental payment of $51,109 has now been made.

2. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2004	74,785,242	$ 22,393,539
Issued pursuant to flow-through share agreements		
Less share issuance costs of $9,116	1,150,000	220,884
Issued pursuant to private placements	11,927,778	2,144,850
Less share issuance cost of $85,150		
Less flow-through share renunciation	-	(82,000)
Balance, May 31, 2005	87,863,020	$ 24,677,273

(c) During the period ended May 31, 2005, the Company:

(i) completed a private placement of 1,150,000 common shares at $0.20 per share for gross proceeds of $230,000. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE").

(ii) completed a private placement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000. Each unit consists of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per common share during the first year and at $0.30 per share during the second year.

(iii) completed a private placement of 7,777,778 units at $0.18 per unit for gross proceeds of $1,400,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year.

(d) At May 31, 2005, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
1,075,000	$0.25/$0.30	March 8, 2007
1,000,000	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29, 2007
9,852,778		

3. Stock Options

During the period, the Company's Board of Directors approved and granted 650,000 stock options to the directors of the Company. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. These options are vested over eighteen months and are exercisable for five years.

Stock options outstanding as at May 31, 2005:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2004	5,805,000	$ 0.32
Granted	650,000	$ 0.20
Expired	(80,000)	$ 0.42
Options outstanding at May 31, 2005	6,375,000	$ 0.30

The weighted average fair value of the options granted during the period ended May 31, 2004 was $0.175.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	6,375,000	1.860	$ 0.30	5,833,333	$0.31

6. Commitments

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which has been satisfied as of May 31, 2005. If the conditions precedent had been satisfied at May 31, 2005, the additional amount owing under the agreement would be $191,295.

The Company signed an one year for its head office in Vancouver to February 2006. The balance of the commitment is approximately $13,617.

7. Subsequent Events

Subsequent to May 31, 2005:

i) the Company completed a private placement of 1,666,666 units at $0.18 per unit for gross proceeds of $300,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per common share during the second year.

ii) The Company signed an agreement with Ascenta Capital Partners Inc. for investor relations services. Ascenta will receive a monthly retainer of $5,000 and was granted a stock option to purchase 200,000 common shares at $0.20 per share.

iii) The Company acquired 21 mining leases from Mountain Province Diamonds Inc. Camphor Ventures Inc. and De Beers Canada Inc. These leases are on property which, in part, adjoins the LA-1 claim on the Company's 100% owned Doyle Lake property. See Note 1 - New Property Acquisition, Doyle Project Area for further details.

iv) 1,039,000 stock options expired unexercised.

v) the Company issued 520,000 stock options to employees and consultants at $0.20 per common share exercisable for five years.

GGL DIAMOND CORP.

Management Discussion and Analysis
(Form 51-102F1)

FOR THE SIX MONTHS ENDED MAY 31, 2005
INFORMATION AS OF JULY 28, 2005 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the six months ended May 31, 2005 should be read in conjunction with the information provided in the 2004 Annual Report of the Company and the Quarterly Report for the period ended February 28, 2005. The material herein, as of this 28th day of July 2005, updates the information contained in the MD&As' of those Reports.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

DOYLE LAKE PROJECT, SOUTHEAST SLAVE CRATON

Doyle, GGL 100% owned

The Doyle contains the LA 1 to LA 30 mineral claims, of which the LA 4 to LA 9 mineral claims remain in the Joint Venture with De Beers Canada Inc. (40% GGL), while the remaining claims are wholly owned by the Company. Mineral claims LA 1 to LA 25 inclusive have been taken to lease. Claims LA 26 to LA 30 will be taken to lease at the appropriate time.

As of the date of this report, equipment is being mobilized to begin work on the 100%- owned claims. The work will include the taking of a 20 to 40 tonne mini bulk sample of kimberlite from the Doyle Sill for diamond analyses, drilling to better deliineate the Doyle Sill, and the drill testing of one or more new targets.

(A drill program had been expected to begin in April based on sharing a drill with an unrelated company; that company, however, decided not to drill their property at that time.)

Doyle Leases, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 4 to LA 9 claims inclusive and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers, as operator, has indicated it has no plans at this time to continue exploration of the Doyle Leases on behalf of the joint venture. Consequently the Company and De Beers have been discussing the return of all or some of the leases to GGL to allow GGL to continue exploration. The discussions are ongoing and De Beers has expressed a willingness to co-operate and find a way to resolve the matter.

PROPERTIES IN THE CENTRAL SLAVE CRATON

The following exploration work was completed this year: ground geophysical surveys on the Courageous and Seahorse properties, the field examination of 84 geophysical anomalies selected from airborne geophysical surveys on the Seahorse, Courageous, Winter Lake North, BP, Winter Lake South, and Zip properties, and the collection of 134 kimberlite indicator mineral samples.

Based on this year's work and from previous exploration work, targets are being selected for drill testing. In mid to late August, after the drill crew has completed the drill program at the Doyle property, targets on the Starfish and Zip properties will be drilled and possibly additional targets on the Courageous property. Targets on lakes, funding permitting, will be drilled this coming winter. Time will not permit the drilling of all the summer targets, selected to date, this year.

FISHBACK PROJECT, SOUTHWEST SLAVE CRATON

The alteration encountered during the spring drilling program particularly in the drill holes FB-05-11 and FB-05-12, was encouraging as in many respects it resembles alteration associated with kimberlites. To test this possibility, samples of the core have been sent out for kimberlite indicator mineral analyses and chemical analyses. Complete results are expected soon and will be evaluated and reported on by qualified persons.

NEW PROPERTY ACQUISITION, DOYLE PROJECT AREA

The Company has acquired 21 mining leases (51,109 acres) from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements, in which royalties total 1.5%. The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. The first lease rental payment of $51,109 has now been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA-1 mineral claim of GGL's 100%-owned Doyle claims. Two of the acquired leases are centred 5 km north of the Kennady Lake kimberlite pipes and adjoin the leases containing them, and two of the acquired leases are north of and adjoin the leases containing the Kelvin and Faraday kimberlite bodies.

The leases contain the MZ Lake kimberlite "sills" (shallow dipping sheet-like kimberlite bodies), four of which have been determined to be diamondiferous. One of the sills, named Sill-73, appears to extend for at least one kilometre along strike. The thickness of drill intersections varied from 7 cm to 2.19 m with the largest combined kimberlite intersection in one hole being 3.49 m, between 14.66 m and 19 m depth from surface. The largest number of micro-diamonds, 28 diamonds recovered from five kg, was recovered from drill hole MPV-01-73.

The Company plans to review the exploration results from the leases and to continue exploration.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at May 31, 2005, the Company's deficit was approximately $12,545,893.

Shares Reserved for Future Issuance: Dilution

As at May 31, 2005, there were 6,375,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at May 31, 2005, the Company had incurred exploration costs on mineral properties of $749,558 (drilling, trenching and sampling $167,743; licences and recording fees $38,303; salaries and wages $34,937; surveys $76,465; technical and professional services $161,018; transportation $41,352 and project supplies of $99,072). Exploration costs for the period ended May 31, 2005 are lower than 2004 by 43%. The majority of this decrease was for lower expenditures on chartered aircraft, salaries and wages and surveys. The increase in licences and recording fees was for the filing of assessment work for some of our CH claims. Project supplies also increased significantly due to advance purchases of aviation fuel in preparation for the exploration program.

On a per project basis, the Company spent the $749,558 exploration costs as follows: $380,658 on the CH project, $135,184 on the Doyle Lake project, $7,505 on the McConnell Creek, $1,393 on the Happy Creek Gold/Silver Property, and $224,818 on the Fishback Lake Property.

The Company reported a net loss of $294,279 for the period ended May 31, 2005 compared to a net loss of $689,165 for the period ended May 31, 2004 (a decrease of 58% from 2004 to 2005). A majority of the decrease is due to a decrease in stock based compensation (2005 - $36,027; 2004 - $442,482). Fewer options were granted during the period ended May 31, 2005 compared to 1,100,000 options granted during the period ended May 31, 2004.

Revenue for the period ended May 31, 2005 was $9,621 consisting of interest income compared with $23,034 for the period ended May 31, 2004. The funds from 2004 were raised in the first quarter of the period and the funds from 2005 were raised towards the end of the second quarter.

Related Party Transactions

During the period ended May 31, 2005 the Company was billed a total of $ 46,612 ($4,488 of which is included in accounts payable in 2005) by two directors for consulting fees and technical and professional services provided. For the period ended May 31, 2004 the Company was billed $41,180 for technical and professional services by one of the directors.

Commitments

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of May 31, 2005. If the conditions precedent had been satisfied at May 31, 2005, the amount owing under the agreement would be approximately $191,295.

The Company has a mortgage loan on its Yellowknife house of approximately $49,668 ($35,515 is recorded as a long term debt), which becomes due on December 3, 2006.

The Company signed an one year lease for its head office in Vancouver, BC to February 2006. The balance of the commitment is approximately $13,617.

Change in Accounting Policy

Income Taxes

During the six months ended May 31, 2005, the Company issued 1,150,000 flow-through shares for gross proceeds of $230,000. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

The Company is permitted under Canadian income tax legislation to renounce flow-through related exploration expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds one month after the end of the calendar year following the effective date of renunciation and until all of the funds are fully expended.

As at May 31, 2005, the Company renounced the $230,000 flow-through related resource expenditures to investors. Monthly interest charges began to accrue on unspent funds at February 28, 2005. Interest charges incurred by the Company as a result of this income tax legislation are charged to income in the period incurred.

Subsequent Events

Subsequent to May 31, 2005:

1) the Company completed a private placement of $300,000 by way of a non-brokered placement of 1,666,666 units at $0.18 per unit. Each unit consists of one common share and one non transferable warrant. One warrant entitles the holder to purchase one common share for a term of two years at $0.20 per share in the first year and at $0.22 per share in the second year. The Company paid an 8.2% finder's fee in connection with this private placement. The securities have a hold period expiring on November 28, 2005.

2) The Company granted 520,000 stock options to employees, consultants and officers exercisable for a period of five years.

3) The Company signed an agreement with Ascenta Capital Partners Inc. for investor relation services. Ascenta will receive a monthly retainer of $5,000 and was granted a stock option to purchase 200,000 common shares at $0.20 per share.

4) The Company acquired 21 mining leases from Mountain Province Diamonds Inc. Camphor Ventures Inc. and De Beers Canada Inc. These leases are on property which, in part, adjoins the LA-1 claim on the Company's 100% owned Doyle Lake property. See "New Property Acquisition, Doyle Project Area" for further details.

5) 1,039,000 stock options expired unexercised.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2005. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2005 ($)	February 28, 2005 ($)	November 30, 2004 ($)	August 31, 2004 ($)	May 31, 2004 ($)	February 29, 2004 ($)	November 30, 2003 ($)	August 31, 2003 ($)
Total Revenues	6,415	3,205	6,919	265	784	22,250	9,203	5,027
Net Income (Loss)	(173,226)	(121,053)	(459,963)	(95,136)	(436,210)	(252,955)	(635,294)	(111,314)
Net income (loss) per share	(0.002)	(0.002)	(0.008)	(0.001)	(0.007)	(0.004)	(0.01)	(0.002)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004 or 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The Company had working capital at May 31, 2005 of $2,067,604 compared with $1,121,411 as at May 31, 2004. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. During the period ended May 31, 2005, the Company raised more funds than the same period in the prior year.

As at May 31, 2005 the Company had $35,515 of long-term debt (mortgage loan) outstanding.

For the period ended May 31, 2005, the Company experienced a negative cash flow of $327,492 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as shareholders' meetings and reports, consulting fees, legal and audit and office services and expenses (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at May 31, 2005 was $2,217,678. The increase in cash position compared to May 31, 2004 was due principally to more financing raised during the period ended May 31, 2005. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended May 31, 2005, the Company:

(i) completed a private placement of 1,150,000 common shares at $0.20 per common share for gross proceeds of $230,000. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE").

(ii) completed a private placement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000. Each unit consists of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per common share the first year and at $0.30 per common share during the second year.

(iii) completed a private placement of 7,777,778 units at $0.18 per unit for gross proceeds of $1,400,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per common share during the second year.

See Notes 2 and 3 of the Consolidated Financial Statements for the period ended May 31, 2005 for more information regarding Share Capital and funds raised and Subsequent Events section regarding a private placement completed after the end of the quarter.

Outstanding Share data as at July 28, 2005 (See Subsequent Events):

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	250,000,000	89,529,686

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	100,000	$0.25	Aug. 8, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	120,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	255,000	$0.20	July 16, 2006
Options	894,333	$0.20	July 18, 2007
Options	536,667	$0.25	Feb. 06, 2008
Options	320,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	915,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	420,000	$0.20	July 8, 2010
Options	200,000	$0.20	July 12, 2010
Total	**6,056,000**		

(c)

Security	Number	Exercise Price	Expiry Date
Warrants	1,075,000	$0.25/$0.30	March 8, 2007
Warrants	1,000,000	$0.25/$0.30	March 15, 2007
Warrants	7,777,778	$0.20/$0.22	April 29, 2007
Warrants	1,666,666	$0.20/$0.22	July 27, 2007
Total	**11,519,444**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

____

Raymond A. Hrkac
President and CEO

"Nick DeMare"

____

Nick DeMare
Director and CFO

FORM 52-102FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Raymond A. Hrkac, President and Chief Executive Officer of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of GGL Diamond Corp.for the interim period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 29, 2005

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO
GGL Diamond Corp.

FORM 52-102FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Nick DeMare, being Chief Financial Officer and Director of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of GGL Diamond Corp. for the interim period ending May 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial conditions, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 29, 2005

"Nick DeMare"

Nick DeMare
Chief Financial Officer and Director
GGL Diamond Corp.

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

GGL Diamond Corp.

July 22, 2005.

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT FINANCING OF C$300,000

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) announces that the Company is raising gross proceeds of $300,000 by way of a non-brokered private placement of 1,666,666 units at $0.18 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share for a term of 24 months from the closing date at $0.20 per share in the first year and $0.22 per share in the second year. The Company will pay a cash finder's fee of 8.2% of the gross proceeds.

The subscription proceeds will be used for exploration projects on the Company's properties and for corporate and administrative expenses and working capital.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

GGL Diamond Corp.

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

July 26, 2005

PRESS RELEASE

GGL acquires leases, including areas adjacent to Doyle Lake; plans further exploration of four diamondiferous sills

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to announce that the Company has agreed to acquire 21 mining leases from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc. (CV), and De Beers Canada Inc. The leases are on property, which, in part, adjoins the LA-1 claim on the 100% GGL-owned Doyle Lake property, and are subject to Royalty Agreements, in which royalties total 1.5% .

GGL has agreed to keep the leases (a total of 51,109 acres) in good standing and to submit three yearly lease rental period payments to the NWT Mining Recorders Office. GGL plans to review the exploration results from the leases acquired and to continue exploration.

The leases contain the MZ Lake kimberlite 'sills' (shallow-dipping sheet-like kimberlite bodies), four of which have been determined to be diamondiferous. The kimberlite formations vary from a few cm to over three metres in thickness. In a News Release dated December 18, 2002, MPV noted that more work would be needed to determine the potential of the MZ Lake sills.

One of the sills, named Sill-73, appears to extend at least one kilometre along strike. The thickness of drill intersections varied from 7 cm to 2.19 m with the largest combined kimberlite intersection in one hole being 3.49 m, between 14.66 m and 19 m depth from surface. The largest number of micro-diamonds was recovered from drill hole MPV-01-73; a total of 28 diamonds were recovered from five kg.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA-1 mineral claim of GGL's 100% owned Doyle claims. Two of the acquired leases are centred 5 km north of the Kennady Lake kimberlite pipes and adjoin the leases containing them, and two of the acquired leases are north of and adjoin the leases containing the Kelvin and Faraday kimberlite bodies.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

GGL Diamond Corp.

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

July 28, 2005

PRESS RELEASE

GGL CLOSES PRIVATE PLACEMENT FINANCING OF C$300,000

VANCOUVER, British Columbia - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to announce that the Company has closed the $300,000 non-brokered private placement of 1,666,666 units at $0.18 per unit, which was announced in its press release of July 22, 2005. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share until July 27, 2007 at $0.20 per share in the first year and $0.22 per share in the second year. The securities have a hold period until November 28, 2005.

The net subscription proceeds will be used for exploration projects on the Company's properties and for corporate and administrative expenses and working capital.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

[redacted]

GGL Diamond Corp.

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

August 5, 2005

PRESS RELEASE

GGL REPORTS ON ACTIVITIES FOR THE PERIOD ENDED MAY 31, 2005

VANCOUVER, British Columbia - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) reports on the activities of the Company for the period ended May 31, 2005 and subsequent events.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

DOYLE LAKE PROJECT, SOUTHEAST SLAVE CRATON

Doyle, GGL 100% owned

The Doyle contains the LA 1 to LA 30 mineral claims, of which the LA 4 to LA 9 mineral claims remain in the Joint Venture with De Beers Canada Inc. (40% GGL), while the remaining claims are wholly owned by the Company. Mineral claims LA 1 to LA 25 inclusive have been taken to lease. Claims LA 26 to LA 30 will be taken to lease at the appropriate time.

As of the date of this report, equipment is being mobilized to begin work on the 100%- owned claims. The work will include the taking of a 20 to 40 tonne mini bulk sample of kimberlite from the Doyle Sill for diamond analyses, drilling to better delineate the Doyle Sill, and the drill testing of one or more new targets.

(A drill program had been expected to begin in April based on sharing a drill with an unrelated company; that company, however, decided not to drill their property at that time.)

Doyle Leases, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 4 to LA 9 claims inclusive and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers, as operator, has indicated it has no plans at this time to continue exploration of the Doyle Leases on behalf of the joint venture. Consequently the Company and De Beers have been discussing the return of all or some of the leases to GGL to allow GGL to continue exploration. The discussions are ongoing and De Beers has expressed a willingness to co-operate and find a way to resolve the matter.

PROPERTIES IN THE CENTRAL SLAVE CRATON

The following exploration work was completed this year: ground geophysical surveys on the Courageous and Seahorse properties, the field examination of 84 geophysical anomalies selected from airborne geophysical surveys on the Seahorse, Courageous, Winter Lake North, BP, Winter Lake South, and Zip properties, and the collection of 134 kimberlite indicator mineral samples.

Based on this year's work and from previous exploration work, targets are being selected for drill testing. In mid to late August, after the drill crew has completed the drill program at the Doyle property, targets on the Starfish and Zip properties will be drilled and possibly additional targets on the Courageous property. Targets on lakes,

funding permitting, will be drilled this coming winter. Time will not permit the drilling of all the summer targets, selected to date, this year.

FISHBACK PROJECT, SOUTHWEST SLAVE CRATON

The alteration encountered during the spring drilling program particularly in the drill holes FB-05-11 and FB-05-12, was encouraging as in many respects it resembles alteration associated with kimberlites. To test this possibility, samples of the core have been sent out for kimberlite indicator mineral analyses and chemical analyses. Complete results are expected soon and will be evaluated and reported on by qualified persons.

NEW PROPERTY ACQUISITION, DOYLE PROJECT AREA

The Company has acquired 21 mining leases (51,109 acres) from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements, in which royalties total 1.5%. The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. The first lease rental payment of $51,109 has now been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA-1 mineral claim of GGL's 100%-owned Doyle claims. Two of the acquired leases are centred 5 km north of the Kennady Lake kimberlite pipes and adjoin the leases containing them, and two of the acquired leases are north of and adjoin the leases containing the Kelvin and Faraday kimberlite bodies.

The leases contain the MZ Lake kimberlite "sills" (shallow dipping sheet-like kimberlite bodies), four of which have been determined to be diamondiferous. One of the sills, named Sill-73, appears to extend for at least one kilometre along strike. The thickness of drill intersections varied from 7 cm to 2.19 m with the largest combined kimberlite intersection in one hole being 3.49 m, between 14.66 m and 19 m depth from surface. The largest number of micro-diamonds, 28 diamonds recovered from five kg, was recovered from drill hole MPV-01-73.

The Company plans to review the exploration results from the leases and to continue exploration.

FINANCIAL POSITION AND SUBSEQUENT EVENTS

For the six months ended May 31, 2005 the Company incurred $749,558 on exploration costs on mineral properties compared to $1,310,746 for the same period in 2004. Working capital as of May 31, 2005 was $2,067,604 compared to $1,121,411 at May 31, 2004.

Subsequent to May 31, 2005 the Company completed a private placement of $300,000 by way of a non-brokered placement of 1,666,666 units at $0.18 per unit. Each unit consists of one common share and one non transferable warrant. One warrant entitles the holder to purchase one common share for a term of two years at $0.20 per share in the first year and at $0.22 per share in the second year. The Company paid an 8.2% finder's fee in connection with this private placement. The securities have a hold period expiring on November 28, 2005.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at [www.ggldiamond.com.](http://www.ggldiamond.com)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-1209.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

July 21, 2005

Item 3. News Release

A news release was issued on July 22, 2005, Vancouver, British Columbia via CCN Matthews.

Item 4. Summary of Material Change

The Company announced a private placement financing of $300,000.

Item 5. Full Description of Material Change

The Company announced that it is raising gross proceeds of $300,000 by way of a non-brokered private placement of 1,666,666 units at $0.18 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share for a term of 24 months from the closing date at $0.20 per share in the first year and $0.22 per share in the second year. The Company will pay a cash finder's fee of 8.2% of the gross proceeds.

The subscription proceeds will be used for exploration projects on the Company's properties and for corporate and administrative expenses and working capital.

The private placement and finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. **Senior Officer**

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. **Date of Report**

July 22, 2005